

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Paul W. Orban
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

> **Re: DISH DBS Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2021**
> **Filed May 4, 2021**
> **File No. 333-3192**

Dear Mr. Orban:

We have reviewed your July 2, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Financial Statements
Note 10. Financial Information for Subsidiary Guarantors, page 29

1. The disclosures specified in Rule 13-01(a) of Regulation S-X are required for each guaranteed security subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Based on Exhibit 22 filed in response to prior comment 1, we note that Sling TV Holding L.L.C. is a subsidiary that guarantees the 7.375% Senior Notes due 2028 issued by DISH DBS Corporation, but does not guarantee the other Senior Notes listed therein. Please tell us how you considered this difference in subsidiary guarantors in the financial and non-financial disclosures required by Rule 13-01 included in your Form 10-Q, and whether separate disclosures distinguishing between each issuer and guarantor structure and/or guaranteed security are necessary.

 You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology